exhibit (n)(25) under form n-1a

exhibit 99 under item 601/reg. s-k

Cash series Shares Exhibit

To

Multiple Class Plan

(Revised 1/1/17)

1.       Separate Arrangement And Expense Allocation

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement for the Cash Series Shares will consist of sales and shareholder servicing by financial intermediaries. The principal underwriter and financial intermediaries may receive payments for distribution and/or administrative services under a 12b-1 Plan and financial intermediaries may receive a shareholder service fee for services provided. In connection with this basic arrangement, Cash Series Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated Cash Series Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	Up to 25 basis points (0.25%) of the average daily net asset value
12b-1 Fee	As set forth in the attached Schedule
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Cash Series Shares as described in Section 3 of the Plan

2.       Conversion and Exchange Privileges

For purposes of Rule 18f-3, Cash Series Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	At the election of the shareholder, Shares may be converted into any other Share Class of the same Fund, provided that the shareholder meets the eligibility requirements for the Share Class into which the conversion is sought, as applicable.
Exchange Privileges:	Cash Series Shares may be exchanged into any Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Shares of Federated Institutional Prime 60 Day Fund, Federated Institutional Money Market Management, Federated Institutional Prime Obligations Fund, Federated Institutional Tax-Free Cash Trust, Federated Institutional Prime Value Obligations Fund, Class A Shares of Federated Government Reserves Fund and Class R Shares of any Fund, provided that the shareholder meets any shareholder eligibility and minimum initial investment requirements for the Shares to be purchased, (if applicable), both accounts have identical registrations, and the shareholder receives a prospectus for the fund in which the shareholder wishes to exchange.

In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered. Exchanges to any other fund or class shall be treated in the same manner as a redemption and purchase.

Schedule of Funds

Offering Cash Series Shares

The Funds set forth on this Schedule each offer Cash Series Shares on the terms set forth in the Cash Series Shares Exhibit to Multiple Class Plan, in each case as indicated below. The 12b-1 fees indicated are the maximum amounts authorized based on the average daily net asset value. Actual amounts accrued may be less.

Multiple Class Company	12b-1 Fee

Money Market Obligations Trust:
Federated California Municipal Cash Trust	0.60%
Federated Connecticut Municipal Cash Trust	0.60%
Federated Florida Municipal Cash Trust	0.60%
Federated Government Obligations Fund	0.60%
Federated Massachusetts Municipal Cash Trust	0.60%
Federated Minnesota Municipal Cash Trust	0.50%
Federated Municipal Obligations Fund	0.60%
Federated New Jersey Municipal Cash Trust	0.60%
Federated New York Municipal Cash Trust	0.60%
Federated Pennsylvania Municipal Cash Trust	0.40%
Federated Prime Cash Obligations Fund	0.60%
Federated Trust for U.S. Treasury Obligations	0.60%
Federated Virginia Municipal Cash Trust	0.60%